Kai H. Liekefett kliekefett@velaw.com

Tel +1.713.758.3839 Fax +1.713.615.5678

November 30, 2015

Via EDGAR, Email and Federal Express

David L. Orlic

Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	VAALCO Energy, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed November 16, 2015

File No. 001-32167

Dear Mr. Orlic:

On behalf of our client, VAALCO Energy, Inc. (the “Company”), please find below the responses to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 25, 2015, with respect to the Preliminary Proxy Statement on Schedule 14A filed with the Commission on November 16, 2015, File No. 001-32167 (the “Preliminary Proxy Statement”). Concurrently with the submission of this letter, the Company is filing Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A (the “Amended Preliminary Proxy Statement”). Enclosed with the email and Federal Express versions of this letter is a copy of the Amended Preliminary Proxy Statement marked to show changes from the Preliminary Proxy Statement as originally filed.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Preliminary Proxy Statement unless otherwise specified.

Vinson & Elkins LLP Attorneys at Law Abu Dhabi Austin Beijing Dallas Dubai Hong Kong Houston London Moscow New York Palo Alto Riyadh San Francisco Tokyo Washington	1001 Fannin Street, Suite 2500 Houston, TX 77002-6760 Tel +1.713.758.2222 Fax +1.713.758.2346 www.velaw.com

Securities and Exchange Commission November 30, 2015 Page 2

Reasons to Reject the Group 42-BLR Group Consent Proposals, page 2

1.	We note statements that the election of the Group 42-BLR Group Nominees would not provide the registrant’s stockholders with any control premium. Please revise these statements to note that control premiums are not commonly associated with exercising a right to nominate directors, but rather are referred to in connection with purchases of a controlling interest in the capital stock of a company. We do not believe it would be appropriate to instead refer to any impact on the potential to receive a control premium in future transactions, given that new directors should not be presumed to act inconsistently with their fiduciary duties

RESPONSE:

We have deleted these statements in the Amended Preliminary Proxy Statement.

When will the consents become effective?, page 6

2.	Please revise your disclosure to explain why the election proposal is subject to the adoption of the vacancy proposal. The current bylaws do not appear to restrict the ability of security holders to elect directors in this circumstance, but rather appear to merely permit directors to do so.

RESPONSE:

On pages 8 and 12 of the Amended Preliminary Proxy Statement, we have deleted the clause: “, and the adoption of the Vacancy Proposal.” Also, in the instructions to Proposal 5 on the Form of Consent Revocation Card, we have deleted the clause: “, AND THE ADOPTION OF PROPOSAL 3.” With these changes, the Amended Preliminary Proxy Statement does not claim that the Election Proposal is subject to the adoption of the Vacancy Proposal.

Cost and Method, page 12

3.	Please state the approximate number of employees of the proxy solicitor who will solicit security holders.

RESPONSE:

We have added on page 14 of the Amended Preliminary Proxy Statement the following sentence: “D.F. King expects that approximately 100 of its employees will assist in the solicitation.”

Securities and Exchange Commission November 30, 2015 Page 3

Form of Consent Revocation Card

4.	Please mark the form of consent revocation card “Preliminary Copy.”

RESPONSE:

We have marked the form of consent revocation card with the words: “Preliminary Copy – Subject to Completion”.

5.	Please add “abstain” boxes for each proposal other than Proposal 5.

RESPONSE:

We have added “abstain” boxes for each proposal other than Proposal 5.

6.	In the instructions to Proposal 2, please clarify how a security holder can indicate a wish to remove future directors, whose names might not be known at the time a consent is executed.

RESPONSE:

In the instructions to Proposal 2 on the Form of Consent Revocation Card, we have replaced the original instructions with these instructions:

“IF YOU WISH TO (A) REVOKE CONSENT TO THE REMOVAL OF CERTAIN OF THE PERSONS NAMED IN PROPOSAL #2, BUT NOT ALL OF THEM AND/OR (B) REVOKE CONSENT TO THE REMOVAL OF ANY PERSON ELECTED OR APPOINTED TO THE BOARD TO FILL ANY VACANCY ON THE BOARD OR ANY NEWLY CREATED DIRECTORSHIPS AFTER NOVEMBER 6, 2015 AND PRIOR TO THE EFFECTIVENESS OF THIS PROPOSAL, CHECK THE “YES, REVOKE MY CONSENT” BOX ABOVE AND WRITE (1) THE NAME OF EACH SUCH PERSON YOU WANT TO BE REMOVED AND/OR (2) “REVOKE MY CONSENT TO THE REMOVAL OF FUTURE DIRECTORS” IN THE FOLLOWING SPACE:”

* * *

In connection with responding to the Staff’s comments, we acknowledge that:

Securities and Exchange Commission November 30, 2015 Page 4

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, to Kai Haakon E. Liekefett at (212) 237-0037.

Very truly yours,

VINSON & ELKINS L.L.P.

By:	/s/ Kai H. Liekefett
Name:	Kai H. Liekefett

Enclosures

cc:	Eric J. Christ, Esq.,

Vice President, General Counsel and

Corporate Secretary, VAALCO Energy, Inc.